EXHIBIT 21

ALLIANT ENERGY CORPORATION
SUBSIDIARIES OF THE REGISTRANT

The following are deemed to be significant subsidiaries of Alliant Energy Corporation as of Dec. 31, 2003:

Name of Subsidiary	State of Incorporation

Interstate Power and Light Company	Iowa

Wisconsin Power and Light Company	Wisconsin

Alliant Energy Resources, Inc.	Wisconsin

Alliant Energy International, Inc.	Iowa

Alliant Energy Investments, Inc.	Iowa